ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 4, 2025	Kelsey Barrett T +1 312 845 1254 Kelsey.barrett@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Seamus O’Brien

Re:	TCW ETF Trust (the “Trust”) (File Nos. 333-249926 and 811-23617)

Dear Ms. McManus:

We are writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided telephonically on Thursday, May 8, 2025, regarding Post-Effective Amendment No. 28 to the Trust’s registration statement on Form N-1A (the “Registration Statement”) relating to TCW Core Plus Bond ETF (the “Fund”), which was filed with the Commission on March 28, 2025. The Staff’s comments are summarized below, and each is followed by the Trust’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

General

1.	Comment: The Staff notes that the Trust and management are responsible for the accuracy of disclosure contained in the Registration Statement.

Response: The Trust acknowledges the Staff’s comment.

2.	Comment: Please respond to the Staff’s comments in writing and allow five business days for the Staff’s review. If the Trust contemplates revising disclosure in the Registration Statement, please provide such disclosure along with the Trust’s response.

Response: The Trust acknowledges the Staff’s comment.

3.	Comment: Please confirm that shares of the Fund will not be sold until the proposed reorganization is complete.

Response: The Trust so confirms.

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4.	Comment: Please advise the Staff if you have submitted or expect to submit any exemptive application or No Action request in connection with the Registration Statement. To the extent you intend to rely on the First Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “40-APP Amendment”), filed April 22, 2025, please ensure that the Form N-14 filing addresses the difference in strategies between TCW MetWest Intermediate Bond Fund (the “Predecessor Mutual Fund”) and the Fund.

Response: The Trust confirms that it has not submitted and does not expect to submit any exemptive application or No Action request in connection with the Registration Statement. The Trust further notes that the 40-APP Amendment does not apply to the Fund.

Summary Prospectus

5.	Comment: The Staff notes that the second sentence under the Fees and Expenses of the Fund section of the Summary Prospectus is not permitted in the lead-in paragraph to the Annual Fund Operating Expenses table. Please move the disclosure to a footnote to the Annual Fund Operating Expenses table.

Response: The Trust has revised the disclosure as requested.

6.	Comment: The Staff notes that the Item 4 discussion of the Fund’s principal investment strategy is largely verbatim of the Item 9 discussion. Please consider adding additional detail in the Fund’s Item 9 principal investment strategy disclosure.

Response: The Trust has reviewed the Fund’s current Item 9 principal investment strategy disclosure and believes that it meets the requirements of Item 9(b) of Form N-1A. Accordingly, the Trust respectfully declines to revise the Item 9 disclosure at this time.

7.	Comment: For purposes of the Fund’s 80% test, please expand the principal investment strategy disclosure to define “instruments that generate income.” Will such instruments consist of derivative instruments? If so, please clarify that such derivatives would either be (i) functioning as a substitute for direct investment in the securities suggested by the Fund's name or (ii) used to facilitate the Fund's investment in those securities by increasing or decreasing the Fund's exposure to one or more market risk factors associated with those securities (e.g., bond funds using interest rate derivatives).

Response: At present, the Fund does not intend to count derivatives as “instruments that generate income” for purposes of its 80% test. Further, the Trust has reviewed Rule 35d-1 under the 1940 Act and believes that the Fund’s current disclosure meets the requirements of Rule 35d-1(a)(2) for names suggesting an investment focus.

8.	Comment: The Staff notes that the third paragraph of the Principal Investment Strategies section includes disclosure that the Fund may also invest in distressed securities. Please clarify whether distressed securities are included in the Fund’s 25% limit on investments in below investment grade securities.

Response: The Trust has revised the disclosure as follows:

The Fund may invest in both investment grade and high yield fixed income securities (commonly known as “junk bonds”), including distressed securities (securities that are in default and are not expected to pay the current coupon), subject to investing no more than 25% of its total assets (measured at the time of investment) in securities rated below investment grade (commonly known as “junk bonds”) by Moody’s Investors Service, Inc. (“Moody’s”), S&P Global Ratings (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or unrated securities determined by the Adviser to be of comparable quality. ~~The Fund may also invest in distressed securities, which are securities that are in default and are not expected to pay the current coupon.~~

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9.	Comment: The Staff notes that in the fifth paragraph of the Principal Investment Strategies section, the disclosure states that “[d]uration is a measure of the expected price volatility of a debt security as a result of changes in market rates of interest.” Please state the range of the Fund’s expected portfolio duration or provide the current portfolio duration of the securities comprising the Bloomberg U.S. Aggregate Index.

Response: The Trust notes that the fifth paragraph of the Principal Investment Strategies section states that “[u]nder normal conditions, the Fund’s average portfolio duration varies within one and one-half (1.5) years (plus or minus) of the portfolio duration of the securities comprising the Bloomberg U.S. Aggregate Index.” Accordingly, the Trust respectfully declines to revise the Item 4 disclosure at this time.

10.	Comment: The Staff notes that in the second to last paragraph of the Principal Investment Strategies section, the disclosure states that the Fund “may also utilize listed and over-the-counter traded derivatives instruments including, but not limited to, futures, options, swap agreements (including credit default swaps) and forward contracts for duration/yield curve management and/or hedging purposes.” Please provide an example of duration.

Response: The Trust has revised the disclosure as follows:

Duration is a measure of the expected price volatility of a debt security as a result of changes in market rates of interest. For example, the price of a fixed-income security with an average duration of three years would be expected to fall approximately three percent if market interest rates rose by one percent. Conversely, the price of a fixed-income security with an average duration of three years would be expected to rise approximately three percent if market interest rates dropped by one percent.

11.	Comment: The Staff notes that the Performance section of the Summary Prospectus states that “[t]he Predecessor Mutual Fund will continue to show performance of the Bloomberg Intermediate U.S. Government/Credit Index as a secondary benchmark.” Please clarify whether this statement is intended to refer to the Fund, rather than to the Predecessor Mutual Fund, and revise the disclosure as needed.

Response: The Trust confirms that the statement is intended to refer to the Fund. The disclosure has been revised as requested.

Statutory Prospectus

12.	Comment: The Staff notes that certain risks, which are described as principal risks in the Fund’s Item 9 principal investment risks disclosure, are not described in the Fund’s Item 4 principal investment risks disclosure. Such risks relate to covenant-lite loans, equity securities, Rule 144A securities, preferred securities, short sales, operational risk, and cyber risk. To the extent these are principal risks, please include a summary in Item 4 or supplementally describe where you believe these risks are already disclosed.

Response: The Trust has reviewed the Fund’s current Item 4 principal investment risks disclosure and confirms that all principal risks are disclosed in accordance with Item 4(b) of Form N-1A. Accordingly, the Trust respectfully declines to make the suggested change.

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13.	Comment: Will large blocks of shares (“Creation Units”) be purchased or redeemed primarily with cash? If so, please revise the ETF Structure Risks disclosure to note that the Fund’s purchase and redemption of Creation Units primarily with cash rather than through in-kind delivery of portfolio securities may cause the Fund to incur certain costs. Please also disclose that these costs can include brokerage costs or taxable gains and losses that it might not have incurred if it had made sales or redemptions in-kind. In addition, disclose that these costs could be imposed on the Fund and decrease the Fund’s net asset value to the extent not offset by a transaction fee payable by an authorized participant.

Response: The Trust respectfully notes that the Fund reserves the ability to issue and redeem Creation Units for cash and/or in-kind for securities. The Trust further notes that the effect of issuing and redeeming Creation Units in cash, including potential dilution to the Fund and increased transaction cost, is discussed under the Frequent Purchases and Redemptions of Fund Shares section of the Statutory Prospectus. Accordingly, the Trust declines to make the suggested change.

14.	Comment: With respect to the Fund’s Foreign Securities Risk, please disclose that where all or a portion of the Fund’s underlying securities are traded in a market that is closed when the market in which the Fund shares are listed and trading is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund’s domestic trading day.

Response: The Trust has revised the disclosure as requested.

Statement of Additional Information (“SAI”)

15.	Comment: With respect to the Fund’s fundamental policy regarding concentration, as disclosed under the Investment Restrictions and Policies section of the SAI, the Staff notes that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policies.

Response: The Trust acknowledges the Staff’s comment.

16.	Comment: The Staff requests that the Fund update its fundamental policy regarding concentration, as disclosed under the Investment Restrictions and Policies section of the SAI, to refer to business activities in a single industry “(or group of industries)” to be consistent with Section 8(b)(1) of the 1940 Act.

Response: The Trust respectfully declines to make this change. The Trust submits that the current formulation of the restriction is reasonable and appropriate, complies with applicable legal requirements, and is consistent with a common approach of registrants in meeting the requirement of Section 13(a)(3) of the 1940 Act.

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17.	Comment: The Staff requests that the first paragraph under the Acceptance of Orders of Creation Units section be revised as follows:

The Trust reserves the right to reject an order for Creation Units transmitted to it by the transfer agent with respect to the Fund including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the custodian; (c) the investor(s), upon obtaining Shares ordered, would own 80% or more of the currently outstanding Shares; ~~(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;~~ (d~~e~~) the acceptance of a Fund Deposit would, in the opinion of counsel, be unlawful; ~~(f) the acceptance of a Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners;~~ (e~~g~~) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (f~~h~~) in the event that circumstances outside the control of the Trust, the custodian, the transfer agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.

Response: The Trust acknowledges the Staff’s statement of its policy position regarding the suspension of creations contained in Investment Company Act Release No. 33646 (Sept. 25, 2019) [84 Fed. Reg. 87110] (the “Rule 6c-11 Adopting Release”). However, the Trust respectfully submits that the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in items (d) and (f) above is consistent with the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Adopting Release (as well the related Rule 6c-11 proposing release1), and the longstanding policy of the Commission with regard to the operation of ETFs under the 1940 Act. As a consequence, the Trust respectfully submits that no change is required to its disclosure at this time.

In coming to this conclusion, the Trust notes the Commission’s statement in the Rule 6c-11 Proposing Release to the effect that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time,” as well as the Commission’s statement in the Rule 6c-11 Adopting Release that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.”

[1]	Exchange-Traded Funds, SEC Rel. No. 33-10515, at pp.67-68 (June 28, 2018) (“Rule 6c-11 Proposing Release”).

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The Trust submits that there is an important distinction between a wholesale suspension of creation orders and a retention of the general ability to reject individual creation orders. The former is encompassed by the Commission’s statements in the Rule 6c-11 Proposing Release and the Rule 6c-11 Adopting Release, while the latter is not. As noted by the Staff, in the Rule 6c-11 Proposing Release at pages 67-68, the Commission discusses the extent to which an ETF may directly or indirectly suspend creations and redemptions and the effect that such a suspension would have on the arbitrage mechanism for the fund.2 The context makes clear that “suspension” is referring not to the rejection of individual orders for particularized reasons, but instead to an across-the-board rejection of creation orders as a class. The Commission states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]”3 The Trust notes that its present disclosure related to items (d) and (f) cited by the Staff – with its focus on “a creation order” (emphasis added) – relates to rejections of particular creation orders on a case-by-case basis, and is not a suspension of all creation orders, and thus falls outside of the category of suspensions of creations that concerned the Commission.

The Trust further believes that reserving the right to reject an individual creation order has not historically impaired the efficient operation of the arbitrage mechanism for the Trust’s series and that rejecting individual creation orders is consistent with the Commission’s understanding that the existing exemptive relief prior to Rule 6c-11 was consistent with an efficient arbitrage mechanism and with the best interests of fund shareholders.

The Trust notes that, consistent with the Commission’s belief that suspension of creations and redemptions should be rare, because the Trust generally has an incentive to accept creation orders so that a fund increases in size, the Trust has rejected particular creation orders only in very rare circumstances.

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We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1254 or kelsey.barrett@ropesgray.com. Thank you for your attention to this matter.

Sincerely,

/s/ Kelsey Barrett

Kelsey Barrett

cc:	Brian McCabe

Yana Guss

[2]	See Rule 6c-11 Adopting Release at 56-59.
[3]	See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 58, 56.